SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: August, 2002                  Commission File Number:  1-31402

                                    CAE Inc.
                              (Name of Registrant)

                                Royal Bank Plaza
                             South Tower, Suite 3060
                                Toronto, Ontario
                                 Canada M5J 2J1
                    (Address of Principal Executive Offices)
                            Telephone: (416) 866-6967


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F              Form 40-F  X
                              ---                    ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                     No  X
                           ---                    ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CAE Inc.



Date: August 7, 2002                    By:  /s/ Hartland J.A. Paterson
                                           -------------------------------------
                                        Name:  Hartland J.A. Paterson
                                        Title: Vice President, Legal and General
                                               Counsel

                                  EXHIBIT INDEX

Exhibit        Description of Exhibit
-------        ----------------------

   1           Press Release

   2 Consolidated Unaudited Interim Financial Statements for the three months ended June 30, 2002.